Filed by MassMutual Premier Funds and MassMutual Advantage Funds
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: the series of Barings Funds Trust listed below
Investment Company Act File Number of the Subject Company: 811-22845

Barings Mutual Funds to be consolidated with MassMutual Funds

Move will leverage scale benefits of MassMutual Investments’

distribution and administrative capabilities

Springfield, Mass. and Charlotte, NC, May 3 2021 – Massachusetts Mutual Life Insurance Company (MassMutual) and Barings, a leading global financial services firm and subsidiary of MassMutual, plan to consolidate Barings’ mutual funds with the MassMutual Funds1 under the MassMutual Investments2 brand, pending necessary approvals.

The centralization of mutual funds onto MassMutual Investments’ platform will leverage MassMutual’s scaled fund business for improved operational efficiencies that benefit investors and distribution partners and position the MassMutual Funds complex for continued growth. At the same time, it will also enable Barings to focus on continuing to deliver performance and client service excellence in its asset management business.

“This combination illustrates the benefits of collaboration across our investment capabilities, which ultimately benefits fund investors,” explained Mike Fanning, head of MassMutual U.S. “The proposed transaction also aligns with MassMutual’s strategic focus on reaching more people with our full suite of protection and accumulation products.”

Pending shareholder approval, the proposed transaction will add approximately $1.7 billion3 in Barings Funds to the MassMutual Funds, which will cumulatively represent approximately $69 billion in total assets across 115 funds. Barings will act as a subadviser for the consolidated funds, building on the $6.6 billion3 they currently subadvise for the MassMutual Funds. Additionally, Barings will continue to offer institutional products and build its commitment to the wealth management channel through its innovative alternative strategies group, while MassMutual will leverage its scale presence in mutual fund offerings through defined contribution and wealth management channels.

“Barings remains committed to the U.S. wealth market and this consolidation gives us the opportunity to continue to provide our asset management capabilities in this channel while pivoting our distribution efforts to focus on bringing our alternative products to wealth investors,” said Mike Freno, Chairman, CEO and President of Barings. “It’s a win all around for Barings, MassMutual and most importantly our clients.”

The transition will ultimately result in two fund mergers, four new stand-alone funds and one fund closure. The transaction is expected to close in the fourth quarter of 2021, pending shareholder approvals and Barings and MassMutual will collaborate for a seamless transition.

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About MassMutual

MassMutual is a leading mutual life insurance company that is run for the benefit of its members and participating policy owners. Founded in 1851, the company has been continually guided by one consistent purpose: we help people secure their future and protect the ones they love. With a focus on delivering long-term value, MassMutual offers a wide range of protection, accumulation, wealth management and retirement products and services. For more information, visit www.massmutual.com.

About Barings

Barings is a $327 billion3 global investment manager sourcing differentiated opportunities and building long-term portfolios across public and private fixed income, real estate, and specialist equity markets. With investment professionals based in North America, Europe and Asia Pacific, the firm, a subsidiary of MassMutual, aims to serve its clients, communities and employees, and is committed to sustainable practices and responsible investment. Learn more at www.barings.com.

Media Contacts:

Cheryl Krauss, Barings, Cheryl.Krauss@barings.com

Paula Tremblay, MassMutual, ptremblay@massmutual.com

1 MML Distributors, LLC. (MMLD), 1295 State St., Springfield, MA 01111 is the Principal Underwriter and distributor for the MassMutual Funds. Member FINRA and Member SIPC (www.FINRA.org and www.SIPC.org). Investment advisory services are provided to the MassMutual Funds by MML Investment Advisers, LLC (MML Investment Advisers). MMLD and MML Investment Advisers are subsidiaries of Massachusetts Mutual Life Insurance Company (MassMutual), Springfield, MA 01111.

2 MassMutual Investments is the marketing name for certain products and/or services of MassMutual that include differentiated, outcome-oriented solutions for the retirement and wealth marketplace that cover a comprehensive range of asset classes and investment products, such as mutual funds, stable value and Collective Investment Trusts (CITs).

3 As of March 31, 2021.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Acquiring Fund or Selling Fund, nor is it a solicitation of any proxy. For important information regarding the proposed reorganizations, or to receive a free copy of the proxy statement/prospectus relating to the proposed reorganization (and containing important information about fees, expenses and risk considerations), once the registration statement relating to the proposed reorganizations has been filed with the Securities and Exchange Commission and becomes effective, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor may be obtained, when available, by visiting www.barings.com.

The proxy statement/prospectus relating to the proposed reorganization will also be available free of charge on the Securities and Exchange Commission’s web site: (https://urldefense.proofpoint.com/v2/url?u=http-3A__www.sec.gov&d=DwIGaQ&c=tZM_Q8V9rXgzEMSUo0Jo4g&r=DalgEpS8Ki_NCJ0MPjEj7tlKiHwCHud6Ic371HpECt8&m=HyYFB03Kmno-2VqFNDxqnjjJ5Uo7JKPNDd9Y-WbFUNI&s=HE5fzly9JFW-lxEerhkfx0V9pEujQZsaMq8L_Ha0S_w&e= ). Please read the proxy statement/prospectus carefully before making any investment decisions.

ALPS Distributors, Inc. serves as the distributor to Barings Fund Trust.

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